

Whitney Klint Altafi · 3rd

Building brands that inspire social and environmental change.

Denver, Colorado · 500+ connections · **Contact info**

Yonder

The University of Texas Austin

Experience



CMO
Yonder
Aug 2019 – Present · 10 mos



Brand Marketing Consultant
Self-Employed
Nov 2017 – Present · 2 yrs 7 mos
San Francisco Bay Area



Brand Marketing
CreditCards.com
Mar 2017 – Nov 2017 · 9 mos
San Francisco Bay Area



Senior Director, Brand Strategy
Credit Karma
Apr 2016 – Mar 2017 · 1 yr
San Francisco Bay Area



Head of Brand Strategy and Communications
Counsyl
Apr 2015 – Apr 2016 · 1 yr 1 mo

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Education



The University of Texas at Austin
Advertising, Creative Sequence Program



University of California, Berkeley
Interior Design and Architecture Certification

Skills & Endorsements

Brand Development · 47

 Endorsed by **Peter DeLuca and 3 others who are highly skilled at this**

 Endorsed by **2 of Whitney's colleagues a Counsyl**

Creative Direction · 26

Bryan Lee and 25 connections have given endorsements for this skill

Start-ups · 21

 Endorsed by **Andrew Hoag and 3 others who are highly skilled at this**

 Endorsed by **8 of Whitney's colleagues a Sunrun**

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